FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
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                                April 3, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                      --                            --

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                                No  X
                               --                                 --

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.
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                                                               Total Pages: 2

3 April 2002


The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Mrs Diane Eustace, wife of Dudley Eustace, a director of Smith & Nephew plc, acquired a total of 8,000 ordinary shares of the Company today at 403.5 pence each. Mr Eustace now has a benefical interest in 48,909 ordinary shares representing 0.005% of the issued ordinary share capital of the Company.

Yours faithfully,





P.R. Chambers
Assistant Company Secretary